                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

   Murphy, Jr.,                      Thomas              S.
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   (Last)                           (First)             (Middle)
   c/o Goldman, Sachs & Co.
   85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Quorum Health Group, Inc.
   (QHGI)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   June/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).


FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |              |                 |                       |       |9.       |10.     |      |
               |        |        |      |              |                 |                       |       |Number   |Owner-  |      |
               |        |        |      |              |                 |                       |       |of       |ship    |      |
               |2.      |        |      |              |                 |                       |       |Deriv-   |of      |      |
               |Conver- |        |      | 5.           |                 |7.                     |       |ative    |Deriv-  |11.   |
               |sion    |        |      | Number of    |                 |Title and Amount       |       |Secur-   |ative   |Nature|
               |or      |        |      | Derivative   |6.               |of Underlying          |8.     |ities    |Secur-  |of    |
               |Exer-   |        |4.    | Securities   |Date             |Securities             |Price  |Bene-    |ity:    |In-   |
               |cise    |3.      |Trans-| Acquired (A) |Exercisable and  |(Instr. 3 and 4)       |of     |ficially |Direct  |direct|
               |Price   |Trans-  |action| or Disposed  |Expiration Date  |-----------------------|Deriv- |Owned    |(D) or  |Bene- |
1.             |of      |action  |Code  | of (D)       |(Month/Day/Year) |             |Amount   |ative  |at End   |In-     |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,   |-----------------|             |or       |Secur- |of       |direct  |Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)     |Date    |Expira- |             |Number   |ity    |Month    |(I)     |ship  |
Security       |Secur-  |Day/    |------| ------------ |Exer-   |tion    |             |of       |(Instr.|(Instr.  |(Instr  |(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)  |cisable |Date    |Title        |Shares   |5)     |4)       |4)      |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $11.75 | 6/29/99|  M | |       |5,001 |   02   |07/01/99|Common Stock | 5,001   |       |  -0-    |D(01,02)|      |
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Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $13.33 |        |    | |       |      |   03   |07/03/00|Common Stock | 5,001   |       |  5,001  |D(01,04)|      |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $17.50 |        |    | |       |      |   03   |07/01/01|Common Stock | 5,001   |       |  5,001  |D(01,04)|      |
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Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $24.00 |        |    | |       |      |   03   |07/01/02|Common Stock | 5,001   |       |  5,001  |D       |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $27.13 |        |    | |       |      |   03   |07/01/03|Common Stock | 5,001   |       |  5,001  |D       |      |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person is no longer deemed to have a pecuniary interest in the securities held by Goldman Sachs, GS Group, an affiliated investment partnership of GS Group (the "Limited Partnership") or the Goldman Sachs 1997 Exchange Place Fund, L.P. (name changed from Greene Street Exchange Fund, L.P.), and therefore, positions beneficially owned by these entities will no longer be reflected on the Reporting Person's Section 16 filings.

02: These stock options were granted to the Reporting Person under the Quorum Health Group, Inc. Directors Stock Option Plan, qualified under Rule 16b-3. The stock options became exercisable in four equal annual installments commencing one year after the date of grant, which was July 1, 1994. The Reporting Person had an agreement with the Limited Partnership, pursuant to which he held the stock options for the benefit of the Limited Partnership. The securities received in connection with the exercise of the stock options are owned directly by the Limited Partnership. The Reporting Person disclaims beneficial ownership of the stock options and the securities received in connection with their exercise.

03: These stock options were granted to the Reporting Person under the Quorum Health Group, Inc. Directors Stock Option Plan, qualified under Rule 16b-3. The stock options were granted on 7/3/95, 7/1/96, 7/1/97 and 7/1/98, respectively; they each become exercisable in four equal annual installments commencing one year after the respective date of grant.

04: The Reporting Person has an agreement with GS Group pursuant to which he holds these stock options for the benefit of GS Group. The Reporting Person disclaims beneficial ownership of these stock options.



By:  s/ Hans L. Reich                                         July 12, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
              Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.